VR Holdings, Inc.

1615 Chester Road

Chester, Maryland 21619

January 7, 2011

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

VR Holdings, Inc., Amendment No. 6 to Form S-1, Filed December 16, 2010, File No. 333-166884

Dear Mr. Spirgel:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated December 22, 2010 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

To facilitate and expedite our review of your next amendment and response letter, it would be helpful if your response letter identified all the changes in your revised filing made in response to our comments.

Response:

The requested changes have been made.

2.

We note your response to comment one from our letter dated November 22, 2010.  You have fixed the offering price at $0.10 per share on the cover page of the registration statement.  However, you have not revised the other relevant sections of your filing.  For instance, the cover page of the prospectus still says the selling stockholders may sell at a price of $0.10 per share until such time as our shares are quoted for sale on the Pink Sheets or the OTC Bulletin Board.  You must fix the price at $0.10 for the entire duration of the offering.

Also, you must disclose that each selling stockholder is an underwriter.  The cover page of the prospectus still says John E. Baker, the selling stockholders, and intermediaries through whom the shares of the selling stockholders may be sold may be deemed underwriters.  Revise all of the relevant sections of your filing, such as the Plan of Distribution, accordingly.

Response:

The requested changes have been made.

3.

We note your response to comment two from our letter dated November 22, 2010.  It appears that you have not made the requested changes.  For instance, the Plan of Distribution to the Claimants section on pages 69 and 70 does not disclose that each claimant is an underwriter.  Revise accordingly.

Response:

The requested language was already included.

4.

We note your response to comment three from our letter dated November 22, 2010.  You have not included the requested language.  We reissue this comment.  Revise to disclose that each purchaser of the shares in the offering will either have to resell their shares pursuant to a registration statement, section 4(1) of the Securities Act if available for non-affiliates, or meeting the conditions of Rule 144(i).  Your prospectus cover page only states that selling stockholders may sell all or a portion of their shares pursuant to registration, section 4(1) of the Securities Act, or meeting the conditions of Rule 144(i).

Response:

The language you sought appeared on Page 40 of amendment number 5.  The other requested changes have been made.

5.

We note your response to comment four from our letter dated November 22, 2010.  Comment two in our letter dated November 4, 2010 noted the discussion of the background to The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation stated that you cannot predict the outcome of the plaintiffs’ appeal to the Illinois Court of Appeals or the ultimate resolution of the case.  We therefore asked you to revise throughout your filing to discuss whether you have any other legal recourse if you lose this appeal.  Your response states the revision is on page 40 of amendment no. 5 but it is not there.  Also, page 43 of amendment no. 6 continues to state it is not possible to predict the outcome of the plaintiffs’ appeal to the Illinois Court of Appeals, nor is it possible to predict the ultimate resolution of the case.  Please make the requested change.

Response:

It is our belief that The Cancer Foundation does not have any claim in tort or any other cause of action and according to our information, it does not intend to file any other causes of actions arising out of the failed donation from VR Holdings.  The requested changes have been made.

6.

We note your response to comment five from our letter dated November 22, 2010.  We reissue this comment because you have not made the requested changes.  Our analysis is based on the bottom of page 25 still stating “even though VR Holdings desired to make the proposed $80,000,000 gift to The Cancer Foundation, the foundation had no legal claim to the money and we were not contractually obligated to make the gift.  In addition, The Cancer Foundation determined that it was in the best interests of the foundation to exchange it[s] claim against the lender group for shares of VR Holdings and is therefore part of the VR Holdings law suit, and to pay legal bills and audit expenses of VR Holdings.”  Therefore, revise this disclosure and other places to be consistent with your response that The Cancer Foundation has no claim and is not part of the Illinois litigation.

Response:

The requested changes have been made.

Selling Stockholders, page 60

7.

We note your response to comment six from our letter dated November 22, 2010.  You state that the requested changes have been made.  However, we requested, but have not received, your supplemental written confirmation that each donee (i) has received shares in your company and requested registration, and (ii) is aware that you are registering its shares and it is being named as a selling shareholder in the registration statement.  Please comply.

Response:

The Company issued shares to its various stockholders between 2006 and 2009 without seeking the advice of any attorney.  Consequently, the shares were issued without the customary legend restricting their transfer.  However, at the instructions of our attorney, the Company’s transfer has been instructed not to transfer any shares of our stock without an opinion of counsel.

The Company was advised by our attorney to reissue the shares of our common stock to our stockholders with the following legends:

The language below is to be placed on the front side of the certificate at the top:

"SEE REVERSE FOR CERTAIN RESTRICTIONS AND CONDITIONS"

The language below is to be placed on the back side of the certificate:

"THE SECURITIES REPRESENTED BY THIS INSTRUMENT OR DOCUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAW OF ANY STATE.  WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER OR THE SUBMISSION TO THE COMPANY OF SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAW OF ANY STATE, OR ANY RULE OR REGULATION PROMULGATED THEREUNDER.

"IN ADDITION, BY THE ACCEPTANCE OF THIS CERTIFICATE, THE HOLDER DOES HEREBY REQUEST THAT THE COMPANY REGISTER AT THE EARLIEST PRACTICABLE DATE THE SECURITIES REPRESENTED BY THIS INSTRUMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND IN THAT REGARD, THE HOLDER IS DEEMED TO BE AWARE THAT THE SECURITIES REPRESENTED BY THIS INSTRUMENT WILL BE SO REGISTERED AND THAT THE HOLDER WILL BE NAMED AS A SELLING STOCKHOLDER IN ANY REGISTRATION STATEMENT FILED BY THE COMPANY UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THAT THE HOLDER WILL BE DEEMED TO BE AN “UNDERWRITER” PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED.

"THE COMPANY HAS, AS SET FORTH IN ITS CERTIFICATE OF INCORPORATION ON FILE IN THE OFFICE OF THE SECRETARY OF STATE OF THE STATE OF DELAWARE, DENIED THE PREEMPTIVE RIGHT OF ITS STOCKHOLDERS TO ACQUIRE UNISSUED OR TREASURY SHARES OF THE COMPANY.  THE COMPANY WILL FURNISH A COPY OF SUCH PROVISION OF ITS CERTIFICATE OF INCORPORATION TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS OR REGISTERED OFFICE.

"THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS, A STATEMENT OF THE DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF WHICH THE COMPANY IS AUTHORIZED TO ISSUE AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.  ANY SUCH REQUEST IS TO BE ADDRESSED TO THE SECRETARY OF THE COMPANY."

As you will note from the above described legends, by the acceptance of a stock certificate with the legends, each of our stockholders agrees to all of the terms contained in the legends, including, but not limited to that each stockholder (i) has received shares in the Company and requested registration, and (ii) is aware that the Company is registering its shares and that each stockholder is being named as a selling shareholder in the registration statement. In addition, each stockholder understands that he will be deemed to be an "underwriter."

The attorney for the Company was told by the Company that the shares had been reissued as he had instructed, but in fact, due to an oversight on the part of the Company, the Company failed to follow the instructions of our attorney.  Our attorney was not aware of this failure when he spoke with the Commission with respect to the legends. Further, our attorney was also informed that the Company had notified the stockholders that their shares were going to be registered for resale and the stockholders agreed with that process Consequently, at the direction of our attorney, the Company has reissued its certificates with the above described legends.

The Company has furnished the Commission with copies of all certificates issued (both initial and revised) to our stockholders.

Please understand that our amendment No. 6 filed on December 16, 2010, failed to include the changes that we had made to amendment No. 5.  We apologize for this error.  For your convenience, we have instructed our attorney to send by fax a redline of the current version of our registration statement being filed today compared to amendment No. 5 filed on November 12, 2010.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ John E. Baker

John E. Baker,

Chief Executive Officer